03002159

UF 3-5-03 **

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS PaineWebber Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1285 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19/2003

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____

____

____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Statement of Financial Condition

UBS PaineWebber Inc.
(a subsidiary of UBS Americas Inc.)

December 31, 2002
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of UBS Paine Webber Inc. at December 31, 2002, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client, except security accounts of principal officers and directors that are classified as client accounts (debits $1,362,926, credits $163,938).

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
UBS PaineWebber Inc.

(Name) Robert J. Chersi
(Title) Executive Vice President and
Chief Financial Officer
UBS PaineWebber Inc.

STATE OF NEW JERSEY

Sworn to before me this
26th day of February 2003

STATE OF NEW JERSEY

Sworn to before me this
26th day of February 2003

Frances Soares
Notary Public
State of New Jersey
My Commission Expires Feb. 21 2007

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
UBS PaineWebber Inc.

We have audited the accompanying consolidated statement of financial condition of UBS PaineWebber Inc. (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

UBS PaineWebber Inc.
Consolidated Statement of Financial Condition
December 31, 2002
(in thousands of dollars)

Assets		
Cash and cash equivalents	$	298,003
Cash and securities segregated and on deposit for federal and other regulations		4,418,160
Trading assets, at fair value		2,586,256
Trading assets, pledged to creditors, at fair value		116,710
Total trading assets		2,702,966
Securities received as collateral		347,177
Securities purchased under agreements to resell		25,583,544
Securities borrowed		15,626,024
Receivables:		
Clients (net of allowance for doubtful accounts of $21,175)		9,446,561
Brokers and dealers		296,357
Dividends and interest		59,097
Fees and other		71,781
Receivable from affiliated companies		201,577
Investment in affiliate		500,000
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $357,006)		364,765
Other assets		1,126,990
	$	61,043,002
Liabilities and stockholder's equity		
Short-term borrowings	$	320,907
Trading liabilities, at fair value		131,166
Obligation to return securities		347,177
Securities sold under agreements to repurchase		25,206,848
Securities loaned		12,653,859
Payables:		
Clients (including free credit balances of $5,969,973)		12,340,700
Brokers and dealers		387,204
Dividends and interest		55,256
Other liabilities and accrued expenses		1,109,308
Accrued compensation and benefits		777,712
Payable to affiliated companies		3,939,016
		57,269,153
Long-term borrowings		150,000
Commitments and contingencies		
Subordinated liabilities		1,230,000
Stockholder's equity		2,393,849
	$	61,043,002

See Notes to Consolidated Statement of Financial Condition.

UBS PaineWebber Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2002
(in thousands of dollars except share data)

Note (1) Summary of Significant Accounting Policies

Organization and Basis of Presentation
The consolidated statement of financial condition includes the accounts of UBS PaineWebber Inc. and its wholly owned subsidiaries (collectively, "UBSPWI" or the "Company"). All material intercompany balances and transactions have been eliminated. UBSPWI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"), and has material transactions with its affiliates.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a securities firm operating predominantly in the United States and Puerto Rico.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of the recognition and measurement provisions of the new interpretation to be material to the Company's consolidated statement of financial condition.

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("Interpretation 46"). This interpretation provides new consolidation accounting guidance for entities involved with special purpose entities ("SPE's"). This interpretation would require a primary beneficiary, defined as an entity which participates in either a majority of the risks or rewards of such SPE, to consolidate the SPE. An SPE would not be subject to this interpretation if such entity had sufficient voting equity capital, such that the entity is able to finance its activities without the additional subordinated financial support from other parties. Interpretation 46 also requires additional disclosures related to involvement with SPE's. The accounting provisions of this interpretation are effective for new transactions executed after January 31, 2003, while certain disclosure provisions are required in financial statements issued after January 31,

Note (1) Summary of Significant Accounting Policies (continued)

2003. The adoption of the new interpretation did not have a material impact on the Company's consolidated statement of financial condition.

Trading Assets and Liabilities
Trading assets and liabilities, including derivative contracts held or issued for trading purposes, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

Derivative Financial Instruments
A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities. The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

Derivative instruments held or issued for trading purposes are marked-to-market with the resulting unrealized gains and losses recorded on the consolidated statement of financial condition in trading assets or liabilities. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors.

Note (1) Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions
Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements are netted by counterparty on the consolidated statement of financial condition.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

In the normal course of business, the Company has margin securities, and obtains securities under agreements to resell and securities borrowed on terms, which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained and had available securities with a fair value of approximately $59,979,000 on such terms, of which approximately $50,180,000 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

Note (1) Summary of Significant Accounting Policies (continued)

Depreciation and amortization
The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Income Taxes
Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial purposes. Provisions for deferred taxes are made in recognition of these timing differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

The Company is included in the consolidated federal income tax return and combined state and local tax returns of UBS Americas. However, federal and state and local and foreign taxes are provided on a separate return basis.

Income tax payments of $11,755 were made by the Company, which included payments on behalf of UBS Americas and its subsidiaries.

Cash and Cash Equivalents
Cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash equivalents are carried at contract value, which approximates fair value.

Interest
Total interest payments for the year ended December 31, 2002 were $668,939, which excludes interest on intercompany liabilities, which was paid through the intercompany accounts.

Financial Instruments
Substantially all of the Company's other financial instruments are carried at fair value or amounts approximating fair value. Assets, including securities segregated for regulatory purposes and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, certain payables and long-term and subordinated debt are carried at fair value or contractual amounts approximating fair value.

(in thousands of dollars except share data)

Note (2) Trading Assets and Liabilities

At December 31, 2002, trading assets (including those pledged to creditors) and liabilities, recorded at fair value, consisted of the following:

Trading assets:		
State and municipals	$	1,659,586
Commercial paper and other short-term debt		498,499
Equities		329,082
U.S. government and agencies		107,797
Corporate debt		66,696
Mortgage-backed		41,306
	$	2,702,966
Trading liabilities:		
State and municipals	$	54,335
Corporate debt		23,100
Mortgage-backed		22,984
U.S. government and agencies		17,721
Equities		13,026
	$	131,166

Included in trading assets as of December 31, 2002 are securities pledged for repurchase transactions, which the counterparty does not have the right to sell or repledge to others, with a market value of $82,152. Trading assets pledged to creditors, included in the consolidated statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others.

Trading liabilities represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the trading liabilities may exceed the amount reflected in the consolidated statement of financial condition.

(in thousands of dollars except share data)

Note (3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2002, the consolidated statement of financial condition included the following balances with affiliates:

Assets		
Securities purchased under agreements to resell	$	17,559,174
Securities segregated and on deposit for federal and other regulations – resale agreements		3,791,000
Securities borrowed		4,435,842
Investment in affiliate		500,000
Receivables from affiliated companies		201,577
Liabilities		
Securities sold under agreements to repurchase	$	7,522,594
Securities loaned		6,662,251
Payable to affiliated companies		3,939,016
Subordinated liabilities		1,230,000
Long-term borrowings		150,000

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with affiliated companies in order to facilitate client transactions and to meet its short-term financing needs.

Included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with an affiliate, UBS Warburg LLC, of $3,791,000 maintained in a special reserve bank account pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3.

A substantial portion of the payable to affiliated companies represents amounts due to UBS Cayman.

Pursuant to service fee arrangements, the Company receives certain administrative and support services from affiliates.

The Company clears commodity transactions on an omnibus basis and also clears certain mortgage-backed transactions on a fully disclosed basis through an affiliate.

(in thousands of dollars except share data)

Note (4) Short-term Borrowings

The Company meets its short-term financing needs by borrowing from affiliates, obtaining bank loans, on either a secured or unsecured basis, by entering into agreements to repurchase, whereby securities are sold with a commitment to repurchase at a future date, and through securities lending activity.

Bank loans were comprised of $320,907 of unsecured loans, which generally bear interest at rates based on either the federal funds rate or LIBOR.

Note (5) Long-term Borrowings

Long-term borrowings at December 31, 2002 consisted of a secured promissory note payable to UBS Americas due September 30, 2004 for $150,000 which is collateralized by certain assets of the Company, totaling $241,953 (the "collateral"). UBS Americas' sole recourse is limited to the collateral and in accordance with net capital rules as discussed in Note (11), $150,000 of such assets is included as an allowable asset in the calculation of regulatory capital. Interest rates on long-term borrowings are based upon LIBOR.

Note (6) Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSPWI and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSPWI up to a maximum of $2,500,000, from time to time, until March 1, 2009. At December 31, 2002, there was $1,230,000 outstanding which is due March 1, 2010.

Each loan shall have a March 1, 2010 maturity date and bears interest at a rate based upon LIBOR payable monthly.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note (7) Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices and foreign currency exchange rates. The Company has a variety of methods to monitor its market risk profile. The senior management of each business group is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company, including monitoring adherence to the established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating loss exposure through Value-at-Risk model testing. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk management group.

Credit Risk in Proprietary Transactions
Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers, investment funds and insurance companies. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, and U.S. government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. The amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2002, the market value of client securities loaned to other brokers approximated the amounts due or collateral obtained.

Note (7) Risk Management (continued)

Credit Risk in Client Activities

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in commodities and financial futures, trading liabilities and written options. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. Margin deposit requirements pertaining to commodity futures and options transactions are generally lower than those for exchange-traded securities. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take market action and credit losses could be realized.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2002 were settled without material adverse effect on the Company's consolidated statement of financial condition.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance-sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. The Company engages in underwriting and other financing activities with a broad range of clients, including municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures described above.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions including banks, brokers and dealers, investment funds and insurance companies.

(in thousands of dollars except share data)

Note (7) Risk Management (continued)

Operating Risk
Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization and involves various oversight units including Audit, Controllers, Legal and Compliance.

Note (8) Commitments and Contingencies

Leases
The Company leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2016. At December 31, 2002, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

2003	$ 130,563
2004	123,934
2005	109,090
2006	95,969
2007	86,732
Thereafter	327,301
	$ 873,589

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

Note (8) Commitments and Contingencies (continued)

Other Commitments and Contingencies
At December 31, 2002, the Company was contingently liable under unsecured letters of credit totaling $102,255, which approximated fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2002, the Company had outstanding $290,808 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions at December 31, 2002 would not have had a material impact on the Company's consolidated statement of financial condition.

The Company has been named as a defendant in numerous legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated statement of financial condition.

Note (9) Stockholder's Equity

There are 100 shares authorized, issued and outstanding of $1 par value common stock.

(in thousands of dollars except share data)

Note (10) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. Under the method of computing capital requirements adopted by the Company, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. At December 31, 2002, the Company's net capital of $1,163,714 was 12.1% of its December 31, 2002 aggregate debit items and its net capital in excess of the minimum required was $967,043. Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2002, the Company had a $126,854 reserve deposit requirement for PAIB. Additionally, the company had $180,617 of qualified securities on deposit in the PAIB Special Reserve Bank Account.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

Note (11) Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant. UBS accounts for stock option grants in accordance with APB Opinion No. 25.

Note (11) Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that are above a certain level. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over 3 or 10 years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the prescribed restriction period.

In connection with the November 3, 2000 merger with UBS, retention awards were issued to key employees in the form of restricted stock and cash. The awards have vesting periods ranging from one to four years. Restricted stock awards issued in connection with merger-related retention awards are allocated to the Company.

Certain eligible employees of the Company participate in the UBS PaineWebber PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions.

Note (12) Employee Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBS Americas, which was frozen in 1998.

The following table provides a reconciliation of the Plan's benefit obligation and fair value of Plan assets, as well as a summarization of the Plan's funded status and accrued pension liability which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2002:

(in thousands of dollars except share data)

Note (12) Employee Benefit Plans (continued)

Change in Benefit Obligation:		
Benefit obligation at beginning of year	$	512,052
Service cost		12,854
Interest cost		36,118
Actuarial loss		44,547
Benefits paid		(26,443)
Benefit obligation at end of year	$	579,128

Change in Plan Assets:		
Fair value of Plan assets at beginning of year	$	417,395
Actual return on assets		(43,838)
Employer contribution		35,000
Benefits paid		(26,443)
Fair value of Plan assets at end of year	$	382,114
Funded status	$	(197,014)
Unrecognized net loss		280,002
Prepaid benefit cost		82,988
Additional minimum liability		(270,163)
Accrued pension liability at year end	$	(187,175)

The benefit obligation for the Plan was determined using an assumed discount rate of 6.75 percent and an assumed rate of compensation increase of 4 percent. The weighted-average assumed rate of return on Plan assets was 8.5 percent. Plan assets consist primarily of equity securities and U.S. government and agency obligations.

Other Benefit Plans
Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provides certain life insurance and health care benefits to employees of the Company.

(in thousands of dollars except share data)

Note (13) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in "Other assets" in the consolidated statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 were as follows:

Deferred tax assets:		
Employee benefits	$	534,062
Accelerated income and deferred deductions		10,519
Net operating loss carryforward – state and local and foreign		62,446
Book over tax depreciation		19,679
Other		6,292
Total deferred tax assets		632,998
Deferred tax liabilities:		
Accelerated deductions and deferred income		72,421
Other		21,834
Total deferred tax liabilities		94,255
Net deferred tax asset	$	538,743

At December 31, 2002, the Company has state and local and foreign net operating loss carryforwards for income tax purposes that expire between 2007 and 2022.